March 15, 2006
                                                        Via Fax 202-772-9210

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
450 5th Street NW
Washington, DC  20547

Re:      Alanco Technologies, Inc.  - CIK 0000098618
         File #333-131140 - S-3 Registration Statement

Dear Mr. Shuman:

We filed an amended S-3 Registration Statement on February 27, 2006, under Accession #0000098618-06-000011. The amended S-3 includes the revisions recommended in your letter of February 15, 2006.

We hereby acknowledge that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby request acceleration of this S-3 Registration Statement to be effective on March 16, 2006, at 9:30 a.m. EST or as soon as possible thereafter.

Thank you for your assistance.

Very truly yours,

/s/ Adele L. Mackintosh

Adele L. Mackintosh
Corporate Secretary
480-505-4857

cc:  Rebekah Toton